Exhibit 99.1

Enlivex Announces Full Year 2021 Financial Results, Completion of Development of Frozen Formulation Allocetra™ Ahead of Schedule, and Provides Strategic & Business Updates

●	Development of frozen formulation Allocetra™, a primary cornerstone of Enlivex’s R&D efforts during the last two years, was successfully completed in Q1 2022, twelve months ahead of schedule

●	Frozen formulation Allocetra™ is expected to vastly improve the product’s shelf-life, shipping logistics, and manufacturing scalability, which is expected to lower production costs and increase profitability upon potential commercialization

●	The completion of development of frozen formation Allocetra™ ahead of schedule allows early-than-expected integration of the formulation into the ongoing Phase II sepsis trial. The integration is expected to briefly defer the completion of the trial by approximately six to eight months, yet significantly shorten the overall timeline for a potential regulatory approval of frozen Allocetra™ in sepsis and the associated commercial launch

●	De-prioritizing Allocetra’s clinical development in COVID-19 due to (a) the emergence of variants that may be associated with less severe disease, (b) a more stringent regulatory environment, and (c) increased volatility of the potential business segment. Re-allocating cash resources to the Company’s primary development priorities, sepsis and oncology

●	Re-prioritization of resources away from COVID-19 expected to extend cash runway to Q3 2024

●	On-track to initiate two clinical trials evaluating Allocetra™ in solid tumor patients in 2022

Nes-Ziona, Israel, April 29, 2022 (GLOBE NEWSWIRE) – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced its full year 2021 financial results, the completion of development of a frozen formulation of Allocetra™ twelve months ahead of schedule, and provided strategic updates on its clinical programs.

Frozen Formulation of Allocetra™ Completed Twelve Months Ahead of Schedule:

Development of a frozen formulation Allocetra™, a cornerstone of Enlivex’s recent R&D efforts, was completed in Q1 2022, twelve months ahead of Enlivex’s schedule. While the liquid formulation of Allocetra™ has a shelf life of 96 hours, the frozen formulation is expected to have a shelf life spanning multiple years. This is expected to substantially improve the product candidate’s scalability and shipping logistics, lower its production costs, and increase profitability upon potential commercialization. Due to the early completion of the development of frozen formulation Allocetra™, Enlivex intends to utilize it in its ongoing Phase II sepsis trial going forward, rather than introducing it only at the start of a Phase III study. In addition, Enlivex plans to utilize the frozen formulation of Allocetra™ in its upcoming solid tumor trials that are expected to begin in late 2022 and onwards and in all subsequent clinical studies moving forward. Use of frozen formulation Allocetra™ in clinical trials is subject to the approval of the relevant regulatory authorities.

Sepsis: Integrating Frozen Formulation Allocetra™ into Phase II Trial, Expanding Study Population

In 2021, Enlivex initiated a placebo-controlled, randomized, dose-finding, multi-center, Phase II trial evaluating liquid Allocetra™ in patients with pneumonia-associated sepsis. The Company is now working to amend the protocol of this clinical trial to treat newly recruited patients with frozen formulation Allocetra™ and expand the study population to include patients whose septic condition stems from biliary, urinary tract, or peritoneal infections. Enlivex expects to submit the proposed protocol amendments to regulators in Q2 2022. Due to the anticipated time needed by regulators to review and approve these amendments, this is expected to briefly defer completion of the trial by approximately six to eight months, but Enlivex expects that it will significantly shorten the overall timeline for a potential regulatory approval of frozen formulation Allocetra™ in sepsis and the associated commercial launch.

Enlivex’s Phase II sepsis trial is supported by previously reported positive results from a Phase Ib trial that demonstrated Allocetra’s favorable safety profile and showed vastly improved clinical outcomes, including SOFA (sequential organ failure assessment) scores, duration of hospitalization, and mortality, in Allocetra-treated sepsis patients compared to a group of matched historical controls who received standard-of-care therapy. Sepsis is a life-threatening disease with no FDA approved therapies and a high unmet need. Each year, more than 1.7 million adults in the United States develop sepsis, with more than 270,000 dying of the disease.

COVID-19 De-Prioritization:

Due to (a) the emergence of variants that may be associated with less severe disease, (b) a more stringent regulatory environment, and (c) increased volatility of the potential business segment, Enlivex is de-prioritizing Allocetra’s clinical development in COVID-19 and re-allocating the program’s cash resources to the Company’s primary development priorities, sepsis and oncology.

Though Enlivex commenced its ongoing Phase IIb COVID-19 trial just prior to the Omicron-driven surge in COVID-19 infections, the majority of Omicron-infected severe/critical patients were not eligible for recruitment into the trial, either because COVID-19 was not the reason for their severe/critical condition (i.e., while they had COVID-19, they were in severe or critical condition for reasons that were not necessarily because of COVID-19), or because they had significant co-morbidities (e.g., renal insufficiency, cancer) that were the drivers of their condition. Those patients that did meet the trial’s inclusion criteria (age < 90, no significant co-morbidities, severe/critical condition driven by COVID-19) were found to be overwhelmingly unvaccinated against COVID-19 and unwilling to participate in a clinical trial of an investigational drug candidate. In conjunction with the decision to de-prioritize its COVID-19 program, the Company plans to cease recruitment of patients into the Phase II trial. Given the slow recruitment, the total patients enrolled in the trial (11, of which 8 were recruited into the placebo arm) has not been sufficient to make any meaningful assessments of Allocetra’s efficacy. Patients already enrolled in Enlivex’s Phase IIb COVID-19 trial will continued to be followed for assessments of safety.

Solid Tumors: Planned Clinical Trials Evaluating Allocetra™ in Patients with Solid Tumors in 2022

A major shortcoming of immunotherapeutic cancer treatments is limited efficacy against solid tumors, which represent approximately 90% of all cancer cases. Enlivex believes that this is due in large part to the negative reprogramming of macrophages in the tumor microenvironment, which results in the proliferation of pro-tumor macrophages that contribute to drug resistance, prevent disease resolution, and promote disease severity. Previously reported preclinical data from solid tumor models suggest that Allocetra™ has the potential to reprogram pro-tumor macrophages back to their homeostatic state, and thereby may promote disease resolution and provide patients that do not respond well to existing FDA-approved immunotherapies with an effective treatment option. Based on these and other data, Enlivex plans to initiate a Phase Ib trial evaluating Allocetra™ in combination with chemotherapy in solid peritoneal tumors in Q3 2022, (one quarter deferral from previous expectations), and a Phase I/II trial evaluating Allocetra™ in combination with an immune checkpoint inhibitor in late 2022.

Manufacturing: Positive Regulatory Interaction, Buildup of Plant & Supply Chain Infrastructure On Schedule

Construction of Enlivex’s new cGMP Allocetra™ manufacturing plant in Israel has continued to proceed as planned following a positive interaction with regulators. The facility will initially be approximately 17,000 square feet, and will have the ability to be expanded to approximately 21,500 square feet in the future. Additional manufacturing capacity provided by the facility is intended to support ongoing clinical trials, future clinical trials, and initial commercial production of Allocetra™ that may occur if it receives applicable regulatory approvals. The Company’s efforts to establish supply chain infrastructure to support potential commercialization in the future are also advancing on-schedule.

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Corporate: Extend Expected Cash Runway to Q3 2024

Enlivex currently expects that its re-prioritization of resources from COVID-19 to its sepsis, oncology, and manufacturing programs will have extended its cash runway by approximately three quarters. The Company expects its existing cash, cash equivalents, and marketable securities to be sufficient to fund its operating expenses into Q3 2024.

“Planned amendments to our sepsis trial are expected to accelerate the program’s projected timeline to regulatory approval while expanding its commercial opportunity and potential therapeutic impact,” said Oren Hershkovitz, Ph.D., CEO of Enlivex. “In addition to broadening the trial to include patients with sepsis stemming from biliary, urinary tract, or peritoneal infections, we are planning to utilize Allocetra’s frozen formulation in the study. Given this formulation’s prolonged shelf-life, we expect its use to dramatically reduce our future manufacturing costs and enable the geographic expansion of our clinical programs.”

Dr. Hershkovitz continued, “We have also made the decision to de-prioritize Allocetra’s development in COVID-19. Effective treatments for patients with mild-to-moderate disease have proven to be powerful tools that have reduced the need for therapies designed for those in severe or critical condition. In addition, the recent emergence of variants that may be associated with less severe disease and a more stringent regulatory environment have collectively led to a sharp increase in the volatility of this potential business segment. We thus will be focusing our resources on our sepsis and oncology programs. This is expected to extend our cash runway into Q3 2024 and leave us better positioned to execute on our stated clinical objectives."

Full Year 2021 Financial Results:

Research and development expenses were $12.8 million for the year ended December 31, 2021, as compared to $6.0 million for 2020. This increase was primarily attributable to increases in salaries, expenses for preclinical studies and R&D activities, clinical studies and consumption of materials and stock-based compensation to employees and consultants

General and administrative expenses were $6.4 million for the year ended December 31, 2021, as compared to $ 3.7 million for 2020. This increase was primarily attributable to increases in stock-based compensation to employees and directors and insurance expenses Net loss for the year ended December 31, 2021 was $14.4 million, as compared to a net loss of $11.8 million for the year ended December 31, 2020.

As of December 31, 2021, Enlivex had cash, cash equivalents, short term deposits , and marketable securities of $84.1 million.

ABOUT ALLOCETRA™

Allocetra™  is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as "unmet medical needs", as a stand-alone therapy or in combination with leading therapeutic agents.

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ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com

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